CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS  60603



                              September 26, 2018



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7589
         Multi-Sector Equity and ETF Portfolio, September 2018 Series
                                 (the "Trust")
                      CIK No. 1742834 File No. 333-226997
--------------------------------------------------------------------------------


Dear Mr. Buda:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Names Rule

      1. PLEASE DISCLOSE THAT THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN COMMON STOCKS AND SHARES OF EXCHANGE-TRADED FUNDS.

      Response: The following disclosure will be added to the prospectus in the next amendment to the Trust's Registration Statement:

            "Under normal circumstances, the Trust will invest at least 80% of its assets in Common Stocks and ETFs."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _________________________
                                               Daniel J. Fallon


Enclosures